EX 99.28(d)(6)(iv)

JNL/AB Dynamic Asset Allocation Fund Ltd.

Amendment to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and AllianceBernstein L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and AllianceBernstein L.P., a Delaware limited partnership and registered investment adviser ("Sub-Adviser").

Whereas, JNL/AB Dynamic Asset Allocation Fund Ltd. (the "Company") is a wholly owned subsidiary of the JNL/AB Dynamic Asset Allocation Fund, organized as a company exempt from tax under the laws of the Cayman Islands.

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of April, 2014, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the Company.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

The following shall be inserted as sub-paragraph q) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

i)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Company, the Fund, and/or any Trustee of the Fund.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		AllianceBernstein L.P.

By:	/s/ Mark D. Nerud	By:	/s/ Louis T. Mangan
Name:	Mark D. Nerud	Name:	Louis T. Mangan
Title:	President and CEO	Title:	Assistant Secretary